Heineken
NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
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Washington DC 20549
United States of America

[redacted]

07028163

date
07 November 2007

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Exemptionfile 82-4953

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

Heineken N.V. reports strong organic Net Profit growth of 35% for H1 2007

Amsterdam, 29 August 2007- Heineken N.V. today announced strong volume growth and an organic Net Profit growth of 35% for the first six months of 2007 with all regions delivering higher volumes and profits.
Heineken confirms its increased full-year forecast of organic Net Profit growth of 20%-25%, which was upgraded in July from 10-13%, mainly as a result of exceptionally mild weather in Europe in the first few months of 2007.
The company will pay an increased interim dividend of EUR 0.24 per share on 20 September 2007 (2006: EUR 0.16).

Key figures[1]

	2007 HY	**2006 HY**	**Change**	**Organic growth**
	(hl m)	*(hl m)*		
Group beer volume	68.1	62.8	8.5%	7.6%
Consolidated beer volume	*58.2*	*53.3*	9.3%	8.3%
	(EUR m)	*(EUR m)*		
Revenue	6,127	5,738	6.8%	8.0%
EBIT	649	759	-14.5%	-
EBIT (beia)	906	726	24.8%	26.8%
Net Profit	302	433	-30.4%	-
Net Profit (beia)	548	410	33.6%	35.2%
	(EUR)	*(EUR)*		
Diluted EPS	0.62	0.88	-30.4%	
Diluted EPS (beia)	1.12	0.84	33.6%	

- **Robust organic EBIT (beia) growth of 27%**: EBIT (beia) increased 26.8% to EUR 906 million. Net Profit (beia) grew 35% organically driven by higher EBIT and a decrease of financing expenses of EUR24 million. Reported Net Profit was 30.4% lower, reflecting EUR240 million of exceptional charges, which compares with EUR28 million exceptional gains in the first-half of 2006.

- **Accelerated top-line growth**: Revenue grew 8.0% organically, driven by strong volumes, an improved sales mix and higher pricing. Consolidated beer volumes amounted to 58.2 million hectolitres, +9.3%; of this 8.3% was organic and 1% the effect of first-time consolidations. In large parts of Europe, beer markets benefited from exceptionally mild weather in the first few months of 2007. Strong increases in volume were realised in Central & Eastern Europe, Africa and the Far East. Innovation continued to contribute positively to revenue. Volume sold in new draught beer formats, such as DraughtKeg, increased 20% versus the first-half of 2006, totalling 346,000 hectolitres.

[1] For an explanation of the terms in this press release please refer to the glossary at the back of the release

- **Strong Heineken brand share gains:** Volume of the Heineken brand in the international premium segment grew 10.8% to 12.1 million hectolitres, increasing once again the brand's share. Heineken Premium Light volumes in the USA grew 30% to 402,000 hectolitres.

- **F2F fixed cost ratio continues to improve:** The F2F fixed cost ratio improved to 31.5% from 33.1% for the full-year of 2006. Heineken's 3-year fixed cost savings programme, Fit to Fight (F2F), delivered additional gross cost savings of EUR75 million for the first six months of 2007. For the full-year gross savings of EUR135-155 million are expected. Heineken forecasts lower restructuring charges over the full 3-year period of the programme of EUR250-300 million; an improvement compared with an original forecast of EUR325-375 million.

CEO Statement

Jean-François van Boxmeer, Chairman of the Executive Board and CEO, commented:

"In the first six months of 2007, we have shown that our drive to develop a performance driven culture within Heineken is making excellent progress. Even when taking into account the exceptional and favourable weather patterns experienced in Europe in the first half, we have delivered growth ahead of expectation.

"The ongoing focus on our key priorities has resulted in strong, organic top line growth and continued achievement against our ambitious cost reduction targets.

"Once again, the performance of the Heineken brand has been outstanding with double-digit volume growth and an increased share of the international premium segment.

"The increasing contribution of our Central and Eastern European, African, and Asian businesses shows that we are balancing the profitability of our more mature markets with the potential of our developing markets.

"Additionally, I am pleased that in the first half of the year we have taken two significant steps in building our business. Firstly, the renewal of the FEMSA agreement in the USA for a further 10 years allows our American operation to mature into a true portfolio business. Secondly, our decision to construct a brewery in South Africa, following us regaining control of the Amstel brand, will mean a stronger, more profitable operation.

"Heineken is now a more agile, performance driven business and I have great confidence that we are well positioned to further grow our business in the global beer market."

2007 full-year profit outlook

In July Heineken NV raised its organic Net Profit growth forecast for 2007 to 20%-25%, as a result of strong volume and top line growth in the first half-year, in particular in Central and Eastern Europe, Africa and Asia. Exceptionally mild weather in the first 4 months of 2007 was one of the drivers behind this strong performance. Heineken expects volume growth to continue in the second half of 2007, albeit at a relatively more moderate pace, given the mixed weather seen at the beginning of the second half-year of 2007 and set against the challenging comparable period of 2006.

Volume of the Heineken brand in the international premium segment grew 10.8%, extending its segment leadership. The segment for international premium beers continues to outgrow the overall beer market and the Heineken brand is well positioned to exploit this trend.

Heineken has fully covered its raw material and packaging requirements for 2007. In line with Heineken's earlier forecast, input costs for 2007 will have increased around 8% per hectolitre as a result of higher purchasing prices, with the relatively greater impact being felt in the second half of 2007.

F2F is on track and expected to deliver cumulative annual gross savings of EUR250-EUR270 million by the end of the year, corresponding to 55%-60% of the EUR450 million total savings programme. For the full-year 2007, exceptional charges related to F2F of EUR65-100 million before tax are forecast.

Interim dividend

Heineken N.V. changed its dividend policy at the beginning of the year, increasing the dividend payout ratio to 30%-35% of Net Profit (beia), versus the previous range of 20%-25%. The interim dividend is now fixed at 40% of the total dividend of the previous year. Accordingly, an interim dividend of EUR 0.24 per share of EUR 1.60 nominal value will be paid on 20 September 2007. The ex-dividend date for Heineken NV shares is 30 August 2007.

Consolidated Beer Volumes grew 8.3% organically

Consolidated Beer Volumes ('000 hl)

	H1 2007	H1 2006	Change	Organic Change
Western Europe	15,957	15,806	1.0%	1.0%
Central and Eastern Europe	24,547	21,946	11.9%	11.7%
Americas	6,660	6,386	4.3%	4.3%
Africa and Middle East	7,182	6,166	16.5%	16.5%
Asia/Pacific	3,890	2,971	30.9%	13.7%
Total	**58,236**	**53,275**	**9.3%**	**8.3%**

Consolidated beer volumes increased 9.3% to 58.2 million hectolitres, of which 8.3% was organic. First-time consolidations added 549,000 hectolitres, or 1%, mainly related to the acquisition of the Fosters' breweries in Vietnam. Organic volume growth was positive in all regions, with strong gains recorded in our operating companies in Russia, Poland, Romania, Nigeria and South East Asia.

Group beer volumes grew 8.5% from 62.8 to 68.1 million hectolitres, of which 7.6% was organic.

10.8% growth of the Heineken brand

Volume of the Heineken brand in the international premium segment grew from 11.0 to 12.1 million hectolitres, continuing the strong growth of 2006. Total volume of the Heineken brand (including the Netherlands) increased 9% to 13.8 million hectolitres.

Volume of the Heineken brand in international premium segment

('000 hl)	H1 2007	H1 2006	% Change
Western Europe	3,773	3,458	9.1%
Central and Eastern Europe	1,233	1,010	22.1%
Americas	4,462	4,189	6.5%
Africa	714	522	36.6%
Asia/Pacific	1,967	1.781	10.5%
Total Heineken volume	**12,149**	**10,960**	**10.8%**

Growth was strong across the board. In Western Europe, Heineken volume growth was robust, rising 9.1%, driven by good performances across all operating companies. Africa and Central and Eastern Europe showed excellent volume growth mainly driven by strong performances in Russia, Romania, Poland and Greece. In Asia, volumes in Vietnam, China, Taiwan and Australia grew particularly well. In the USA, volume of the Heineken brand increased 5.4% mainly driven by the success of Heineken Premium Light.

Innovation continues to be a key driver in terms of both the strengthening of brand equity and volume of the Heineken brand. In the first six months of 2007, 346,000 hectolitres was sold in innovative formats, up 20% versus the comparable half-year period. Up to the end of June, DraughtKeg has been introduced in more than 60 countries and was sold in excess of 5 million, 5-litre kegs. Two new filling lines have been installed in the Netherlands, which will allow for an increase in production and sales in the second half of 2007. The BeerTender, which is now available in both one-way and returnable formats, has sold more than 300,000 appliances since inception and is now available in 6 markets.

Heineken continues to execute a number of high-impact marketing initiatives, consistent with its global, premium leadership positioning, including sponsorship of the UEFA Champions League soccer and the Rugby World Cup and association with major movies and music events, such as "The Bourne Ultimatum" and the Thirst music event.

Volume of the Amstel brand totalled 5.1 million hectolitres compared with 5.8 million hectolitres last year. In part this was due to the cancellation of the licence in South Africa -which had a negative effect on volume, but will have a positive effect on future profit growth- and as a result of lower volumes of Amstel Light in the USA. Amstel continued to perform well in Central and Eastern Europe and Asia. The further roll out of Amstel Pulse in Russia, Greece and Australia is proceeding successfully.

Accelerating top line growth

Revenue grew 6.8% to EUR6,127 million, an organic increase of 8.0%, an acceleration versus the previous half-year (+6.3%). This growth reflects a positive price and sales mix effect of 2.6% and a 5.4% effect of higher volumes. There was an unfavourable impact on revenue of EUR82 million (-1.4%) as a result of currency fluctuations mainly the effect of the depreciation against the euro of the Chilean peso, the Nigerian naira and currencies in the Far East.
First-time consolidations contributed EUR12 million, or 0.2% of the increase in revenue, and relates mainly to breweries acquired in Vietnam at the end of 2006.

Fit 2 Fight on track, lower restructuring costs forecast

Fit 2 Fight (F2F) is Heineken's cost savings programme, aiming to deliver EUR450 million gross fixed costs savings between 2005 and 2008. The F2F fixed cost ratio decreased further from 33.1% for the full-year 2006 to 31.5% for the first-half of 2007.

In the first-half of 2007, Heineken realised gross savings of EUR75 million, and is on track to deliver the expected EUR135-155 million savings by the end of the year. Exceptional costs in relation to F2F booked in the first six months of 2007 totalled EUR32 million. Since its start in 2006, the F2F programme has generated cumulative yearly gross savings of EUR189 million, representing 42% of the 3-year cumulative savings.

Western Europe is the biggest contributor, with EUR44 million (59% of the half-year 2007 savings), followed by Central and Eastern Europe with EUR22 million. The remaining EUR9 million are generated in the other regions and at Headoffice.

Savings generated in the supply chain totalled EUR38 million, representing 51% of the total gross savings. Restructuring initiatives in the beverage wholesale operations delivered savings of EUR20 million (or 26%). Costs in support functions were reduced by EUR17 million due to the streamlining of back-offices, the creation of shared service centres and the reduction of the number of legal entities.

Heineken has revised the forecast of the total exceptional costs related to the full F2F programme, and is now expecting total costs in the range of EUR250-300 million, compared with the previous forecast of EUR325-375 million. This adjusted forecast is mainly a result of a more efficient execution of the programmes and a lower than initially estimated costs of redundancy programmes.

For 2007, Heineken forecasts EUR65-100 million of exceptional costs (EUR102 million in 2006).

Review by Region

Western Europe

	H1 2007	H1 2006	Change
Consolidated beer volumes, hl m	16.0	15.8	1.0%
Revenue, EUR m	2,703	2,653	1.9%
EBIT (beia), EUR m	332	296	12.4%

In the first-half of 2007, consolidated beer volumes grew 1.0% organically to 16.0 million hectolitres, mainly driven by improving economic conditions and good weather in most of Western Europe in the first four month of 2007. Significant growth was achieved in Spain, Italy, Ireland and UK, whilst volumes were lower in France, Switzerland and the Netherlands. Unfavourable weather in June offset part of the volume gains recorded between January and April.

Volume for the Heineken brand in the premium segment increased 9.1% to 3.8 million hectolitres, led by Spain, France and the UK, where double-digit volume growth was achieved.

Revenue rose 1.9% driven by further improvement in pricing and sales mix. EBIT (beia) amounted to EUR332 million, or +12.4%, driven by F2F fixed cost savings, price increases, higher sales in premium beers, and higher margins of wholesale operations. EBIT decreased to EUR81 million, as a result of EUR251 million exceptional costs, which compares with EUR32 million exceptional gains in the first-half of 2006.

The rollout of innovations continued at a fast pace in the first-half of 2007. The success of the DraughtKeg and Xtreme Draught was an important growth driver for the Heineken brand in the region. The introduction in France of the one-way BeerTender was successful and more than 30,000 appliances have been sold since the introduction in November 2006.

The Netherlands

Revenue was stable as better pricing compensated for the effect of lower volumes of Heineken and Amstel, the latter as a result of wet weather, a challenging comparison with last year and less promotional activities in the off-trade. EBIT (beia) is higher than last year, driven by efficiency gains. In the second quarter of 2007 the additional filling lines for DraughtKeg came on-stream, enabling Heineken to better meet the demand for its most popular innovation.
Vrumona, the soft drinks business, increased EBIT (beia) driven by higher prices and the successful introduction of one-way PET-bottles.

France

Revenue grew 2.5% organically, driven by the improvement in sales mix. EBIT (beia) increased organically, driven by the recent restructuring and cost reduction activities. Volumes of Heineken grew 8.2% and Pelforth grew by double-digits, whilst volume of Desperados also increased. Consolidated beer volumes at Heineken France were lower, affected by poor weather conditions especially in June, and by pressure on the lower end of the portfolio.

Italy

Heineken Italia performed well with improvements across all key metrics: consolidated beer volume grew 5.6%, the effect of pricing and sales mix was positive and EBIT (beia) was well ahead of last year. Volumes of the Heineken brand grew 10.8%, and volumes of the key brands Moretti and Ichnusa increased.

Spain

Heineken España's revenue grew substantially, with consolidated beer volume growing 1.8% and a positive effect from pricing initiatives. EBIT (beia) increased significantly driven by the growing top-line and by the efficiency improvements in production. Volume of the Heineken brand recorded another period of strong growth (+10.8%). Volumes of Cruzcampo and Amstel also grew, whilst Buckler volumes were lower. The new brewery in Seville is nearing completion, and will be fully operational at the beginning of 2008.

Other markets

Volume of the Heineken brand in the United Kingdom increased 27%, despite the continuing decline of the total beer market. The repositioning of Heineken as a premium beer continues to gain momentum with more than half of the consumers now regard Heineken as a premium beer. DraughtKeg was successfully introduced in a number of retail chains.

Heineken Ireland's market share continued to grow, especially in the off-trade channel. The Heineken brand grew 4.3% in volume terms. Revenue and EBIT (beia) developed positively in Ireland.

Central and Eastern Europe

	H1 2007	H1 2006	Change
Consolidated beer volumes, hl m	24.5	21.9	11.9%
Revenue, EUR m	1,779	1,591	11.8%
EBIT (beia), EUR m	207	155	33.6%

Consolidated beer volumes in Central and Eastern Europe grew 11.7% organically, totalling 24.5 million hectolitres, driven by strong economies in the new EU member states, an exceptionally mild winter, premiumisation and the result of the recent brand portfolio optimisation reviews. Volume growth was particularly robust in Russia, Poland, Romania and Greece.
Volumes of the Heineken brand grew 223,000 hectolitres, or +22%, and sales volume increased in every single country with the exception of Germany.

Revenue increased organically 10.7%, mainly driven by volumes and higher pricing. EBIT (beia) reached EUR207 million (+31.7% organically), despite the increase in input costs.

Heineken is committed to reinforcing its presence in the region, and building on its strong portfolio of brands. In June Heineken strengthened its market share in the Czech Republic to 8%, through the acquisition of the Krusovice Brewery.

Poland
Grupa Zywiec recorded an excellent first-half, with revenue growing 21%, on the back of strong volume growth (+14%) and a positive exchange rate effect. Volume of the Heineken brand rose 21%. The national premium brand Zywiec and the key mainstream brand Warka experienced double-digit growth. EBIT (beia) increased significantly, driven by higher revenue and better pricing.

Russia
Heineken Russia grew beer volume 18% to more than 7 million hectolitres driven by its premium beers, introduction of new packaging and the mild winter. Volumes of the Heineken brand were up 62%, and Amstel Pulse continued to grow. Ochota, our largest brand in the mainstream segment, posted a 26% increase; also Zlaty Bazant and Three Bears recorded strong growth. Botchkarov, our national brand at the top of the mainstream segment, returned to growth. EBIT (beia) was affected by increasing input costs and higher marketing investments.

Austria
Consolidated beer volumes recorded 1.5%-growth driven by the brands Puntigamer, Gosser, Zipfer, whilst volume of the Heineken brand rose 22%, albeit from a very low

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Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

base. Revenue increased in the mid-single-digits and EBIT (beia) also grew, benefiting from cost savings.

Germany
The German market slowed down, relative to a tough comparative period in the first six months of 2006, which benefited from warm weather and the Football World Cup. As a result, group beer volume and EBIT (beia) of Brau Holding International (our 50% joint venture with the Schorghuber group) was lower.

Greece
Consolidated beer volume increased 6.3%, with the Heineken brand growing 9.3% and Amstel volume increasing 5.2%, partly driven by the successful introduction of Amstel Pulse. Better pricing and good volume growth drove a high single-digit increase in EBIT (beia).

The Americas

	H1 2007	H1 2006	Change
Consolidated beer volumes, hl m	6.7	6.4	4.3%
Revenue, EUR m	1,003	964	4.1%
EBIT (beia), EUR m	134	127	5.0%

Consolidated beer volumes grew 4.3% organically, to 6.7 million hectolitres, despite substantial price increases in the USA, mixed weather and slower growth from our Caribbean markets. CCU in Chile and Argentina and export to Canada showed the strongest performances in the region. Volume of the Heineken brand grew 6.5%. Heineken USA and Chile accounted for most of the region's volume growth.

Revenue increased 4.1% totalling EUR 1 billion driven by price increases across the region, and growth of Heineken Lager and Heineken Premium Light volumes, partly offset by the effect of the lower Chilean peso and Caribbean currencies. EBIT (beia) increased 5%, as the better operating performance was partially offset by the effect of unfavourable exchange rates.

USA
Total beer market volume grew 1.7% in the first six months of 2007, whilst the import segment grew at a faster pace. Heineken USA beer volume grew its portfolio of Dutch and Mexican import brands 7%. Beer volume (excluding the Femsa brands) grew 3.8% at 3.9 million hectolitres, and depletions – sales by distributors to retailers – increased 3.2%

Revenue of Heineken USA increased 8% organically driven by higher prices and better volumes. EBIT (beia) grew high single-digits, despite high marketing investments in the further development of Heineken Premium Light.

Volume of Heineken Lager increased 81,000 hectolitres, totalling 3.0 million hectolitres, with sales volume and depletions growing 2.8% and 1.3% respectively. The successful nationwide rollout of DraughtKeg and strong overall volumes in convenience stores and supermarket channels, was only partly offset by the impact of wet weather in the Northeast and lower discounts and the impact of the 3.5% average price increase, implemented at the end of the first quarter.

In the first six months of 2007 Heineken Premium Light volume reached 402,000 hectolitres, growing sales by 30% and depletions by 45%. Heineken Premium Light in cans was introduced in June. As a result of lower volumes due to wet weather in May and June and an increasing price gap relative to domestic light beers resulting from a 3.5%-price increase, the brand will not reach the one million hectolitre mark and as a consequence will not yet break even for 2007.

Depletions of the Femsa brands grew 13%, driven by the excellent growth of the Dos Equis and Tecate brands and the introduction of Tecate Light in selective markets. In April 2007, Heineken HUSA and Femsa announced the extension of their existing relationship in the USA for a period of 10 years, in which Heineken USA will be the exclusive importer, marketer and seller of the Femsa beer brands.

Volume and depletions of Amstel Light were 9.5% and 10% lower respectively due to weak on-trade volume in the Northeast Region. Initiatives to rejuvenate the brand intensified but reverse of the volume trend is not expected this year.

Canada
In Canada, the volumes of the Heineken brand grew 11.6% organically, owing to the positive effect of the renewed import contract and the efforts of our licensee, Molson Coors.

Chile
CCU group beer volumes grew 7.9% organically driven by good results of the Escudo and Schneider brands. Volume of the Heineken brand increased 28%, gaining market share in the premium segment. EBIT (beia) grew in the double-digits organically, driven by higher volumes.

The Caribbean
Trading in the Caribbean was affected by weather and reduced tourist flows resulting in a lower EBIT (beia). Nevertheless, volume of the Heineken brand continued to grow (+3.4%).

Africa and the Middle East

	H1 2007	H1 2006	Change
Consolidated beer volumes, hl m	7.2	6.2	16.5%
Revenue, EUR m	653	564	15.6%
EBIT (beia), EUR m	154	115	34.2%

Consolidated beer volumes in the region grew more than 1 million hectolitres (+16.5%) for the first six months of 2007 driven by better economic conditions and increased stability in the region. The strong trading was led by growth in Nigeria and the Democratic Republic of Congo, which accounted for more than three-quarters of the volume growth.

Volume of the Heineken brand grew 37%, with growth in every country except in Lebanon. Particularly strong performances were realised in Nigeria (+64%), the Democratic Republic of Congo (+49%), Dubai (+14%) and South Africa (+73%).

Revenue grew 15.6% to EUR653 million, mainly driven by strong volumes. Organic growth in revenue was partially offset by the unfavourable effect of currency fluctuations. EBIT (beia) increased 34.2% to EUR154 million driven by strong top-line growth and tight cost control.

Nigeria
The combined group volumes of Nigerian Breweries and Consolidated Brewery of Nigeria grew 21% to 4.0 million hectolitres, slightly ahead of the growth rate of the overall market. Revenue and EBIT (beia) grew double-digits, driven by strong volumes. The Heineken brand was up by 64%, Star grew double-digits and Legend continued to gain share in the stout market. The introduction of the Fayrouz brand in Nigeria is progressing to plan.

South Africa
Brandhouse (the distribution joint venture between Heineken, Diageo and Namibian Breweries for the Southern part of Africa) grew volume of the Heineken brand by 73%. Following the termination of the Amstel licensing agreement in the country, Heineken announced its intention to build a brewery in South Africa, for which locations are being identified. In June the first shipment of Amstel in cans brewed in Europe arrived on the market and in the second half of September Amstel in bottles will reach the consumer. Volume of the Amstel brand will be temporarily impacted until the new brewery comes on stream, but the effect on profit in that period will be minor.

Egypt
Volumes of Al Ahram grew organically in the low single-digits, held back by the price increases implemented for beer, wines and spirits. The Fayrouz brand was repositioned with a 25%-price increase, which affected volume. However, EBIT (beia) increased versus the same period last year as a result of better selling prices and headcount reductions. The turnaround activities undertaken in 2006 are delivering results. Volume of the Heineken brand grew 11% and the Sakara brand recorded a strong increase.

Asia/Pacific

	H1 2007	H1 2006	Change
Consolidated beer volumes, hl m	3.9	3,0	30.9%
Revenue, EUR m	299	281	6.3%
EBIT (beia), EUR m	52	47	11.3%

Growth of consolidated beer volume in the region remains strong, particularly in Vietnam, China, Australia, Taiwan and South Korea, whilst volumes were lower in Thailand and Japan. Organic growth was 13.7%, whilst first-time consolidation of newly acquired breweries in Vietnam added 17.2% to consolidated beer volumes. Heineken operates in a large part of the region through Asia Pacific Investments, the joint venture with Fraser and Neave.

The Heineken brand developed well in the region, reaching 2.0 million hectolitres (+10.5%), driven by good performances in Vietnam, New Zealand, Taiwan and China. Volume of the Tiger brand continued to grow.

Revenue increased 6.3%, to EUR299 million, whilst EBIT (beia) grew double-digits despite a negative currency effect.

The greenfield brewery in Mongolia is now operational, and the brewery construction projects in India and Laos are on track.

EBIT (beia) grew 26.8% organically

EBIT (beia) increased EUR195 million or 26.8% organically, driven by substantial volume growth and the positive effect of F2F cost savings. Currency depreciation, particularly of the Chilean peso, the Nigerian naira and currencies in the Far East, reduced EBIT (beia) by EUR13 million (-1.8%), whilst first-time consolidation accounted for the remaining –0.2%. The effect on EBIT (beia) of the US dollar exchange rate was negligible.

Reported EBIT was 14.5% lower, as a result of exceptional costs of EUR251 million which compares with EUR38 million exceptional gains reported for the first-half of 2006.

Development of EBIT

	2007 HY	2006 HY
EBIT	649	759
Amortisation of brands	6	5
Exceptional items	251	-38
EBIT (beia)	**906**	**726**

		Change
EBIT (beia) 2006 HY	**726**	
Organic EBIT growth	195	26.8%
Exchange rate effects	-13	-1.8%
First-time consolidations	-2	-0.2%
EBIT (beia) 2007 HY	**906**	**24.8%**

Marketing and selling costs increased 7.8% organically, representing 12.9% of revenues, in line with the 13% recorded in the first-half of 2006. The additional investments in the rollout of Heineken Premium Light are in-line with the full-year forecast of USD15 million.
Input costs -raw materials and packaging costs- increased 13.8%. The organic increase in input costs was 15%. Higher purchasing prices on the world market and higher beer volumes contributed in almost equal parts to the increase.
Energy and water costs increased 8.6% organically, driven by higher energy prices, which also affected transportation costs (+10%).
Personnel costs were stable and declined as a percentage of revenue from 18.6% in the first-half of 2006 to 17.8% in the half-year under review as a result of the F2F cost savings programmes.

Strong cash flow generation and the refinancing at better rates in the second half of 2006 of companies acquired in 2005, led to materially lower interest costs. Interest decreased, from EUR78 million in the first-half of 2006 to EUR46 million in June 2007, despite an increase in market rates as the company's debt has a predominantly fixed interest rate profile.
The effective tax rate including exceptional items stood at 38.0% (first-half 2006: 29%). Excluding exceptional items and amortisation of the brands, the tax rate was 27.6% (first-half 2006: 28.8%). Heineken expects an effective tax rate before exceptional items and amortisation of brands of 27% for the full-year 2007, in-line with 2006 (27.3%).
Minority interests increased to EUR80 million, driven by the higher profitability of the Nigerian, Polish, Chilean and APB operations.

Development of Net Profit

	2007 HY	2006 HY
Net Profit	302	433
Amortisation of brands	6	5
Exceptional items	240	-28
Net Profit (beia)	**548**	**410**

		Change
Net Profit (beia) 2006 HY	**410**	
Organic Net Profit growth	144	35.2%
Exchange rate effects	-5	-1.3%
First-time consolidations	-1	-0.3%
Net Profit (beia) 2007 HY	**548**	**33.6%**

Organic Net Profit growth amounted to EUR144 million (+35.2%) driven by the substantially better operating performance and lower interest charges. The contribution of companies consolidated for the first time was negligible, whilst the effect of exchange rate fluctuation affected Net Profit unfavourably by EUR5 million (1.3%). Net Profit decreased 30.4%, as a result of net exceptional charges of EUR240 million, against exceptional gains of EUR28 million posted in the first-half of 2006.
Basic earnings per share (EPS) amounted to EUR 0.62 compared with EUR 0.88. Diluted earning per share (based on 489,974,594 shares) amount as well to EUR0.62.

Exceptional items

In the first-half of 2007, Heineken recorded EUR251 million pre-tax exceptional costs, mainly related to the fine from the European Union of EUR219 million (reported in the first-half of 2007, but paid in July), and to restructuring costs in Western Europe (EUR32 million) in relation to the F2F cost savings programme. In the first-half of 2006, Heineken posted EUR38 million pre-tax exceptional book gains on the sale of non-core assets. Net Profit was affected by EUR240 million net exceptional costs against EUR28 million net exceptional gains in 2006.
In 2007 Heineken expects to report F2F related exceptional restructuring costs in the range of EUR65-100 million before tax.

Exchange rate movements

The effect of exchange rate fluctuations on EBIT (beia) and Net Profit (beia) was EUR13 million and EUR5 million negative, respectively. In particular the Chilean peso, the Nigerian naira and currencies in the Far East affected profitability unfavourably.

Heineken delays the impact on results of the fluctuations in the EUR/USD exchange rate by hedging its transaction exposure from export activities up to 18 months in advance.
In the first-half of 2007, the average USD/EUR rate inclusive of hedging costs realised by the company, was 1.26, compared to the USD/EUR rate of 1.28 realised in the same period of 2006. The effect of US dollar movements on EBIT was limited.
For the full-year 2007, Heineken forecasts a net inflow of USD870 million, which is hedged for 95% at USD/EUR 1.27. For 2008 the net dollar inflow is estimated at USD980 million, of which 80% is already hedged at a USD/EUR rate of 1.33 including costs of hedging.

Balance sheet and cash flow

Cash flow from operating activities for the first-half of 2007 was slightly lower at EUR622 million against the same period of last year. This was the result of higher payments of income taxes and higher investments in normalised working capital (excl. the amount payable in relation to the European Commission fine of EUR219 million) as a result of the strong top-line growth and the seasonality of business.

Gross capital expenditures on fixed assets increased to EUR442 million from EUR400 million for the first-half of 2006. For the full-year 2007, Heineken estimates gross capital expenditures in fixed assets to reach EUR950 million, which includes the final construction phase of the Seville brewery and investments in greenfield breweries in Tunisia, the Democratic Republic of Congo, South Africa and parts of Asia and capacity expansion in Central & Eastern Europe.

At the end of June, interest-bearing debt totalled EUR3,190 million, whilst cash and other investments amounted to EUR1,113 million. As a result, the net debt position improved to EUR2,077 million from EUR2,583 million at the end of June 2006.

In 2006, Heineken introduced a notional cash pool, allowing it to economically "net" a significant part of cash balances and bank overdrafts. As a result, cash balances and bank overdrafts on a "pro-forma basis" would each have been EUR357 million lower than the reported amounts, resulting in EUR746 million and EUR335 million respectively.

Equity attributable to equity holders of the parent company amount to EUR5,063 million, or EUR 10.35 per share, compared with EUR 10.23 in December 2006.

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 606355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

The press conference will be broadcast live via the website today from 09:30 CET. The presentation for analysts can be seen live from 12:30 CET. The investors' and analysts' conference call will be held at 16:00 CET and will be broadcast live via the website. The three presentations can be monitored live on www.heinekeninternational.com, from which they can be downloaded afterwards.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenue amounted to €12 billion and Net Profit before exceptional items and amortisation of brands amounted to €930 million. Heineken employs 66,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Appendices

1. Condensed consolidated interim income statement
2. Condensed consolidated interim balance sheet
3. Movement in total equity
4. Condensed consolidated interim statement of recognised income and expense
5. Information by region
6. Condensed consolidated interim statement of cash flows
7. Notes to the condensed consolidated interim financial statements
8. Glossary

Appendix 1

Condensed consolidated interim income statement*

For the six months period ended 30 June 2007 *In millions of Euro*	2007	2006
Revenue	**6,127**	**5,738**
Other income	0	38
Raw material, consumables and services	4,034	3,588
Personnel expenses	1,093	1,066
Amortisation, depreciation and impairments	363	374
Total expenses	5,490	5,028
Operating profit	**637**	**748**
Interest income	39	13
Interest expenses	(85)	(91)
Other net finance income	0	8
Net finance expenses	(46)	(70)
Share of profit of associates	12	11
Profit before income tax	**603**	**689**
Income tax expense	(221)	(194)
Profit	**382**	**495**
Attributable to:		
Equity holders of the Company (Net Profit)	302	433
Minority interest	80	62
Profit	**382**	**495**
Weighted average number of shares-basic	489,373,202	489,752,314
Weighted average number of shares-diluted	489,974,594	489,974,594
Basic earnings per share (in Euro)	0.62	0.88
Diluted earnings per share (in Euro)	0.62	0.88

*Unaudited

Appendix 1 continued

Raw materials, consumables and services*

In millions of Euro	**2007**	**2006**	
Raw materials	435	378	
Non-returnable packaging	806	713	
Goods for resale	759	728	
Inventory movements	(67)	(47)	**
Marketing and selling expenses	793	746	
Transport costs	339	308	
Energy and water	144	134	
Repair and maintenance	132	127	
Other expenses	693	501	**
	4,034	**3,588**	

*Unaudited
** Restated for comparison purposes

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 2

Condensed consolidated interim balance sheet*

As at 30 June 2007
In millions of Euro

	30 June 2007	31 December 2006	30 June 2006
Assets			
Property, plant & equipment	5,006	4,944	4,958
Intangible assets	2,423	2,449	2,392
Investments in associates	208	186	170
Other investments	623	786	627
Deferred tax assets	387	395	280
Total non-current assets	8,647	8,760	8,427
Inventories	1,109	893	990
Other investments	10	12	16
Trade and other receivables	2,808	1,917	2,303
Cash and cash equivalents	1,103	1,374	461
Assets classified as held for sale	30	41	-
Total current assets	5,060	4,237	3,770
Total assets	13,707	12,997	12,197
Equity			
Share capital	784	784	784
Reserves	652	666	570
Retained earnings	3,627	3,559	2,897
Equity attributable to equity holders of the company	5,063	5,009	4,251
Minority interests	509	511	507
Total equity	5,572	5,520	4,758
Liabilities			
Loans and borrowings	2,016	2,091	2,176
Employee benefits	641	665	644
Provisions	192	242	347
Deferred tax liabilities	473	471	423
Total non-current liabilities	3,322	3,469	3,590
Bank overdraft	692	747	251
Loans and borrowings	511	494	665
Trade and other payables	3,303	2,496	2,734
Tax liabilities	149	149	191
Provisions	158	122	8
Total current liabilities	4,813	4,008	3,849
Total liabilities	8,135	7,477	7,439
Total equity, minority interest and liabilities	13,707	12,997	12,197

*Unaudited

Appendix 3

Movement in total equity*
In millions of Euro

	Share capital	Translation reserve	Hedging reserves	Fair Value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Minority interests	Total equity
Balance at 1 January 2006	**784**	**148**	**(21)**	**49**	**392**	-	**2,617**	**3,969**	**545**	**4,514**
Total recognised income and expense		(34)	63	(17)	-	-	(37)	(25)	(35)	(60)
Profit	-	-	-	-	-	-	433	433	62	495
Transfer to retained earnings	-	-	-	-	-	-	-	-	-	-
Dividends to shareholders	-	-	-	-	-	-	(118)	(118)	(64)	(182)
Purchase minority shares	-	-	-	-	-	-	-	-	1	1
Purchase own shares	-	-	-	-	-	(10)	-	(10)	-	(10)
Share based payments	-	-	-	-	-	-	2	2	-	2
Changes in consolidation	-	-	-	-	-	-	-	-	(2)	(2)
Balance at 30 June 2006	**784**	**114**	**42**	**32**	**392**	**(10)**	**2,897**	**4,251**	**507**	**4,758**
Balance at 1 July 2006	**784**	**114**	**42**	**32**	**392**	**(10)**	**2,897**	**4,251**	**507**	**4,758**
Total recognised income and expense	-	(18)	(14)	65	(6)	-	33	60	4	64
Profit	-	-		-	110	-	668	778	72	850
Transfer to retained earnings		-		-	(37)	-	37	-	-	-
Dividends to shareholders	-	-	-	-	-	-	(78)	(78)	(37)	(115)
Purchase minority shares	-	-	-	-	-	-	-	-	(31)	(31)
Purchase own shares	-	-	-	-	-	(4)	-	(4)	-	(4)
Share based payments	-	-	-	-	-	-	2	2	-	2
Changes in consolidation	-	-	-	-	-	-	-	-	(4)	(4)
Balance at 31 December 2006	**784**	**96**	**28**	**97**	**459**	**(14)**	**3,559**	**5,009**	**511**	**5,520**

*Unaudited

Appendix 3 continued

Movement in total equity*
In millions of Euro

	Share capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Minority interests	Total equity
Balance at 1 January 2007	**784**	**96**	**28**	**97**	**459**	**(14)**	**3,559**	**5,009**	**511**	**5,520**
Total recognised income and expense	-	(10)	(6)	(11)	(5)	-	5	(27)	(4)	(31)
Profit	-	-		-	53	-	249	302	80	382
Transfer to retained earnings	-	-		-	(27)	-	27	-	-	-
Dividends to shareholders	-	-	-	-	-	-	(216)	(216)	(79)	(295)
Purchase minority shares	-	-	-	-	-	-	-	-	1	1
Purchase own shares	-	-	-	-	-	(8)	-	(8)	-	(8)
Share based payments	-	-	-	-	-	-	3	3	-	3
Changes in consolidation	-	-	-	-	-	-		-	-	-
Balance at 30 June 2007	**784**	**86**	**22**	**86**	**480**	**(22)**	**3,627**	**5,063**	**509**	**5,572**

Weighted average number of shares-basic*
In thousands of shares

	30 June 2007	30 June 2006
Weighted average number of shares-basic at 1 January	489,564,594	489,974,594
Effect of own shares held	(191,392)	(222,280)
Weighted average number of shares-basic at 30 June	**489,373,202**	**489,752,314**

*Unaudited

Appendix 4

Condensed consolidated interim statement of recognised income and expense*

For the period ended 30 June 2007

In millions of Euro	**30 June 2007**	**31 December 2006**	**30 June 2006**
Foreign currency translation differences for foreign operations	(14)	(84)	(106)
IFRS transitional adjustments prior year		(10)	
Cash flow hedges:			
- Effective portion of changes in fair value	11	50	62
- Net changes in fair value transferred to the income statement	(17)	-	1
Net change in fair value available for sale investments	(11)	48	(17)
Income and expense recognised directly in equity	(31)	4	(60)
Profit	382	1,345	495
Total recognised income and expense	**351**	**1,349**	**435**
Attributable to:			
Equity holders of the Company	**275**	**1,246**	**408**
Minority interest	76	103	27
Total recognised income and expense	**351**	**1,349**	**435**

*Unaudited

Appendix 5
Information by region*

For the six months period ended 30 June 2007

In millions of Euro	**2007**	**2006**
Revenue		
Western Europe	2,703	2,653
Central and Eastern Europe	1,779	1,591
Americas	1,003	964
Africa and Middle East	653	564
Asia/Pacific	299	281
Head Office/eliminations/others	(310)	(315)
Total revenue	**6,127**	**5,738**
EBIT		
Western Europe	81	328
Central and Eastern Europe	201	156
Americas	134	127
Africa and Middle East	154	115
Asia/Pacific	52	47
Head Office/eliminations/others	27	(14)
Total EBIT	**649**	**759**
EBIT (excl. exceptional items and amortisation of brands)		
Western Europe	332	296
Central and Eastern Europe	207	155
Americas	134	127
Africa and Middle East	154	115
Asia/Pacific	52	47
Head Office/eliminations/others	27	(14)
Total EBIT (BEIA)	**906**	**726**
Total assets		
Western Europe	4,396	3,966
Central and Eastern Europe	5,543	5,170
Americas	1,246	1,157
Africa and Middle East	1,132	1,017
Asia/Pacific	622	479
Head Office	388	293
	13,327	12,082
Unallocated items	380	115
Total assets	**13,707**	**12,197**

*Unaudited

Appendix 6

Condensed consolidated interim statement of cash flows *

For the six months period ended 30 June 2007

In millions of Euro	**2007**	**2006****
Operating activities		
Profit	382	495
Adjustments for:		
Depreciation, amortisation and impairments of property, plant & equipment and intangible assets	363	374
Net interest	46	78
Gain on sale of property, plant & equipment, intangible asset and subsidiaries, joint ventures and associates	-	(38)
Investment income and share of profit of associates	(22)	(18)
Income tax expense	221	194
Other non-cash items	48	25
Cash flow from operations before changes in working capital and provisions	**1,038**	**1,110**
Change in inventories	(223)	(136)
Change in trade and other receivables	(737)	(504)
Change in trade and other payables	785	360
Total change in working capital	**(175)**	**(280)**
Change in provisions and employee benefits	(37)	(32)
Cash flow from operations	**826**	**798**
Interest paid and received	(33)	(56)
Dividend received	11	10
Income taxes paid	(182)	(120)
Cash flow used for interest, dividend and income tax	**(204)**	**(166)**
Cash flow from operating activities	**622**	**632**
Investing activities		
Proceeds from sale of property, plant & equipment and intangible assets	23	70
Purchase of property, plant & equipment	(436)	(386)
Purchase of intangible assets	(6)	(14)
Loans and advances issued to customers and other investments	(86)	(88)
Repayment on loans and advances to customers	25	62
Cash flow used in operational investing activities	**(480)**	**(356)**

*Unaudited
** Restated for comparison purposes

Appendix 6 continued

Condensed consolidated interim statement of cash flows *

For the six months period ended 30 June 2007
In millions of Euro

	2007	2006**
Acquisition of subsidiaries, joint ventures, minority interests and associates, net of cash acquired/	(14)	(50)
Disposal of subsidiaries, joint ventures, minority interests and associates, net of cash /disposed	8	17
Cash flow from used for acquisitions and disposals	(6)	(33)
Cash flow used in investing activities	(486)	(389)
Financing activities		
Proceeds from long term borrowings	26	78
Repayment of long term borrowings	(80)	(163)
Dividends paid	(296)	(189)
Purchase own shares	(8)	(10)
Other	6	30
Cash flow used in financing activities	(352)	(254)
Net Cash Flow	**(216)**	**(11)**
Cash and cash equivalents at 1 January	627	234
Effect of foreign exchange movements	0	(13)
Cash and cash equivalents at 30 June	**411**	**210**

*Unaudited
** Restated for comparison purposes

Appendix 7

Notes to the condensed interim financial statements

Reporting entity
Heineken N.V. (the 'Company') is a company domiciled in the Netherlands. The condensed consolidated interim financial statements of the Company for the six months period ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as 'Heineken') and Heineken's interest in associates and joint ventures.

Heineken's consolidated financial statements for 2006 are available on request from Heineken's Corporate Relations department, P.O. Box 28, 1000 AA Amsterdam, The Netherlands or can be obtained from the website www.heinekeninternational.com.

Accounting policies
The accounting policies applied by Heineken in these condensed consolidated interim financial statements are the same as the policies applied by Heineken in the consolidated financial statements for 2006. Applied are International Financial Reporting Standards (IFRS) adopted by the EU (i.e., only IFRS's that are adopted for use in the EU at the date of publication).
They do not contain all the information required for a complete full-year set of financial statements and should be read in conjunction with Heineken's consolidated financial statements for 2006.

Use of estimates
The preparation of interim financial statements involves the forming of judgements by management, based on estimates and assumptions affecting the application of the accounting policies and the reported carrying amounts of assets and liabilities and amounts of income and expenses. The actual figures may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the principal judgements formed by management in applying Heineken's accounting policies and the principal sources of the estimates used were the same as the judgements and sources used in preparing the consolidated financial statements for 2006.

Risk management
Heineken's objectives and policy with regard to the management of financial risks are the same as the objectives and policy set forth in the consolidated financial statements for 2006.

Restatements
As from 2007, fixed costs related to inventory movements are part of inventory movements, while previously they were reported as part of other expenses. Inventory movements now include both the variable and fixed part.
As a consequence the impact on half year 2006 is € 19m higher other costs.

In the condensed consolidated interim statement of cash flows in 2007 other non-cash items have been partly reclassified to changes in working capital to which these other non-cash items relate. This reclassification does not have an impact on total cash flow from operations.
Consequently the condensed consolidated interim statement of cash flows 2006 has been restated. Non-cash items have been decreased with € 27m, with the same impact on changes in working capital.

Appendix 8
Glossary

Amstel® volume	The group beer volume of the Amstel brand
beia	Before exceptional items and amortisation of brands
Capex	Capital expenditure on property, plant and equipment
Cash conversion ratio	Free operating cash flow / Net profit (beia) before deduction of minority interests
Consolidated beer volume	100% of beer volume produced and sold by fully consolidated companies and the share of beer volume produced and sold by proportionately consolidated joint-venture companies.
Depletions	Sales by distributors to the retail trade
Dividend pay out	Dividend as a percentage of net profit
Earnings per share basic	Net Profit divided by the weighted average number of shares – basic
Earnings per share diluted	Net Profit divided by the weighted average number of shares – diluted
EBIT	Earnings before interest and taxes and net finance expenses
EBITDA	Earnings before interest and taxes and net finance expenses before depreciation and amortisation
Effective tax rate	Taxable profit adjusted for share of profit of associates, dividend income and impairments of other investments
Fit 2 Fight	Cost-saving programme aimed at reducing the fixed cost base versus 2005 by €200 million by 2008.
Fixed costs under Fit 2 Fight	Fixed costs under Fit 2 Fight include personnel, depreciation and amortisation, repair and maintenance and other fixed costs. Exceptional items are excluded in these costs
Fixed costs ratio	Fixed costs under Fit 2 Fight as a percentage of revenue
Free operating cash flow	This represents the total of cash flow from operating activities, and cash flow from operational investing activities
Gearing	Net debt/shareholders' equity
Group beer volume	The part of the total group volume that relates to beer
Heineken® volume	The group beer volume of the Heineken® brand
Heineken® volume in premium segment	The group volume of the Heineken® brand in the premium segment (Heineken® volume in the Netherlands is excluded)
Net debt	Non-current and current interest bearing loans and borrowings and bank overdrafts less securities and cash
Net interest cover	EBITDA/Net interest expenses
Net Profit	Profit after deduction of minority interests (Profit attributable to equity holders of the Company)

Organic growth	Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and changes in accounting policies
Organic volume growth	Increase in consolidated volume, excluding the effect of the first-time consolidation of acquisitions.
Profit	Total profit of the group before deduction of minority interests
®	All brand names mentioned in this press release, including those not marked by an ® are registered trade marks and are legally protected
Regional beer volume	The group beer volume in a region. A region is defined as Heineken's managerial classification of countries into geographical units.
Revenue	Net realised sales proceeds in Euros
Top line growth	Growth in net revenue
Total beer volume	The group beer volume in a country
Total group volume	100% of beer, soft drinks and other beverages volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties
Weighted average number of shares – basic	Weighted average number of issued shares adjusted for the weighted average of own shares purchased in the period
Weighted average number of shares – diluted	Weighted average number of issued shares

Disclaimer

This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.

Heineken USA announces new President and CEO

Amsterdam, 21 September 2007 - Heineken N.V. today announced that Don Blaustein will be appointed President and CEO, Heineken USA effective October 5th. This appointment follows the decision of Andy Thomas, currently President and CEO of Heineken USA to leave the business effective October 5th, 2007.

Don Blaustein is currently Senior Vice President of Sales with Heineken USA.

Commenting on the change, Massimo von Wunster, Regional President Heineken Americas said: "Andy's decision was clearly not easy, but we both agree it is the right one. Over 12 years with Heineken, Andy has made a valuable contribution in each of his roles. In his most recent two years with Heineken USA, his leadership of the Heineken Premium Light launch and the negotiation of the ten-year agreement with FEMSA are important milestones for the business. He leaves Heineken USA performing strongly and with a great platform for future growth.

"I am delighted that Don Blaustein has accepted the role of President and CEO, Heineken USA. Don has extensive experience of leading and building successful beer businesses both in the Americas and internationally. Since joining Heineken USA two years ago, Don has had a considerable impact on performance and his experience and knowledge will be invaluable as Heineken USA continues to grow."

Andy Thomas commented: "This decision has been difficult for me. However, it has gradually become apparent that the company and I do not share exactly the same perspectives on the business. We have therefore mutually and amicably concluded that this is the best way forward. I know that Heineken USA will continue to enjoy success and I look forward to starting a new stage in my career."

Don Blaustein said, "It will be a genuine privilege to lead the Heineken USA organisation. We have a great team, strong plans and the right strategy. When you combine this with the strength of our brand portfolio and our positive partnership with FEMSA, I believe we are well on the way to unlocking the true potential of our business. I look forward to continuing to build on the Heineken USA success story."

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to € 12 billion and net profit before exceptional items and amortisation of brands amounted to € 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS.
Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
Cell: +31 (0)6 20300139
Email: veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
Email: investors@heineken.com

DON J. BLAUSTEIN
Senior Vice President, Sales
Heineken USA



Don J. Blaustein was appointed Senior Vice President of Sales for Heineken USA, America's premier beer importer, in March 2005. Heineken USA Inc. (HUSA) is a subsidiary of Heineken International (Netherlands), the world's most international brewer.

In his role as the chief sales executive for Heineken USA and a member of the company's senior management team, Mr. Blaustein is responsible for increasing and maximizing profitable depletions and distribution goals of Heineken USA and it's affiliates brands through management of its more than 250-member sales force, its partners in Canada and its distributor network in support of HUSA's short- and long-term goals.

Prior to joining Heineken USA, Mr. Blaustein was the Vice President, Global Sales for Molson Inc. At Molson, Mr. Blaustein expanded the international export presence of Molson's brand portfolio, including the successful launch of Molson brands in the United Kingdom, Australia and New Zealand.

Mr. Blaustein spent 16 years at Diageo/Guinness LTD. He held a number of positions including: Managing Director of Guinness Australasia; President, Guinness Caribbean & Latin American Region; President, Guinness Canada; Vice President, Sales & Marketing; Vice President Marketing; and Group Marketing Manager.

Mr Blaustein was actively involved in the development of Euphoria Water Company, a company grounded in the principle of social responsibility and committed to donating a minimum of 20 percent of its profits to charity. It is the only bottled water in the country to have exclusive co-branding rights with major national charities, specifically March of Dimes, City of Hope, and the Make-A-Wish Foundation.

Mr. Blaustein is a graduate of Washington University (St. Louis). He received his MBA in marketing and finance from the J.L. Kellogg Graduate School of Management, Northwestern University. He started his career in the beverage industry at Kraft/General Foods Corporation. He is married to noted art historian Roni Feinstein, and has two children.

Heineken N.V. and Carlsberg A/S statement regarding Scottish &Newcastle plc

Amsterdam, 17 October 2007 - Heineken N.V. responded today to the recent share price movement of Scottish & Newcastle plc.

Heineken N.V. and Carlsberg A/S confirm that they are in discussions regarding the formation of a consortium to make an offer for the entire issued share capital of Scottish & Newcastle plc. An offer, if made, is likely to be in cash. It is currently intended that Heineken will ultimately assume control of Scottish & Newcastle's business in the UK and other European markets and that Carlsberg will ultimately acquire Scottish & Newcastle's interest in BBH, France and Greece.

To date no formal approach has been made to Scottish & Newcastle and there can be no certainty that an offer for Scottish & Newcastle will ultimately be forthcoming.

A further announcement will be made in due course.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to € 12 billion and net profit before exceptional items and amortisation of brands amounted to € 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS.
Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

London Stock Exchange Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Scottish & Newcastle plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Scottish & Newcastle plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Scottish & Newcastle by Carlsberg A/S or Heineken N.V. or Scottish & Newcastle plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Heineken N.V. and Carlsberg A/S approach to Scottish & Newcastle plc

Amsterdam, 25 October 2007 – Heineken and Carlsberg (the "Consortium") note the public announcement made by S&N today in response to the Consortium's approach to the board of S&N.

The Consortium confirms that earlier today it submitted to the Chairman of S&N a written proposal and requested a meeting to further discuss a possible offer. The letter referred to the exclusive agreement between Carlsberg and Heineken as well as setting out the terms upon which it would be prepared to proceed with a cash offer at a price of 720 pence per share for the entire issued and to be issued ordinary share capital of S&N (the "Proposal").

The price of 720 pence per share set out in the Proposal represents a compelling proposition for S&N shareholders:

- a multiple of 13.2x S&N's EV/EBITDA for the year ended 31 December 2006;
- a premium of 36% to the share price of 531 pence on 28 March 2007 (being the date immediately before speculation first arose around a possible offer for S&N); and
- a value which is significantly in excess of the standalone independent value of S&N.

Under the Proposal, the making of any offer would be subject to certain pre-conditions, all of which are waivable at the discretion of the Consortium, and all of which the Consortium believes to be customary. These pre-conditions include satisfactory completion of limited confirmatory due diligence, recommendation of the S&N board and assurance from the trustees of S&N's UK pension schemes regarding the level of contributions that Heineken would be expected to make going forwards.

It has always been the strong preference of Carlsberg and Heineken to approach the board of S&N in private to explain the Proposal in detail in order to secure due diligence access and negotiate a transaction on a recommended basis. Due to the increase in S&N's share price on Wednesday 17 October, the Consortium was obliged under the rules of the City Code on Takeovers and Mergers (the "Code") to publicly confirm its interest in pursuing an offer for S&N. Nevertheless, the Consortium wishes to confirm its desire to pursue a transaction on a recommended basis.

The board of S&N has rejected the Proposal, has not granted the Consortium its request for limited due diligence and refused to enter into discussions. The Consortium strongly believes that its Proposal is strategically compelling and that a recommended transaction is in the best interests of S&N's shareholders.

Structure and financing

The Proposal contemplates the formation of a newly incorporated company ("BidCo") to act as the offeror. BidCo will be jointly managed by Carlsberg and Heineken as a 50/50 venture throughout the offer period with the economic contributions by Carlsberg and Heineken being approximately 54% and 46% respectively.

The Consortium intends that, following closing of any offer, 50% of BBH, the French and Greek operations as well as the participation in the Chinese business will be transferred to Carlsberg. Heineken would hold the remaining businesses, principally the UK & Irish, Portuguese, Finnish, Belgian and US operations as well as the participation in the Indian business.

The Consortium has undertaken a detailed analysis of potential anti-trust issues in all jurisdictions where S&N operates. Whilst the Consortium will co-operate fully with all necessary regulatory processes, based on public information the Consortium is confident that the proposed transaction structure will avoid any substantive issues.

Carlsberg and Heineken have secured separate committed financing arrangements for the provision to BidCo of the necessary financing to effect the offer.

Carlsberg has secured committed new debt facilities underwritten by Lehman Commercial Paper Inc. – UK Branch, BNP Paribas, Danske Bank A/S and Nordea Bank AB (publ) to fund its contribution to BidCo. Approximately DKK31 billion of the new debt facilities comprise an equity bridge loan to a rights issue. The funding has been structured to ensure Carlsberg's debt facilities remain investment grade.

Heineken's financing will be provided through a committed new facility, which is being provided by Credit Suisse, as well as existing loan facilities.

Other

This announcement does not constitute an announcement of a firm intention to make an offer under Rule 2.5 of the Code. There can be no certainty that any offer will be made even if the pre-conditions referred to above are satisfied or waived.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Financial adviser and Corporate Broker to the Consortium and to Heineken
Credit Suisse
Bertrand Facon
Stuart Upcraft
James Leigh Pemberton (Corporate Broking)
Tel: +44 20 7888 8888

Sources and bases:

- Closing prices and exchange rates are sourced from Factset
- S&N's 2006 EV/EBITDA multiple is based on an enterprise value calculated as:
  a. the equity value based on an offer price of 720 pence per share and fully diluted share capital of 974.2 million comprising 946.2 million shares in issue as stated in S&N's rule 2.10 announcement released on 18 October 2007 and 28m options as at 31 December 2006 sourced from S&N's 2006 annual report; plus
  b. the sum of (i) S&N's financial net debt as at 31 December 2006 of £1,912 million sourced from S&N's 2006 annual report, (ii) £221 million being 50% of BBH net debt as at 31 December 2006, sourced from S&N's 2006 preliminary results presentation and converted into sterling at the euro sterling exchange rate of 0.6738 as at 31 December 2006 sourced from Factset, (iii) net pension deficit of £280 million sourced from S&N's 2006 annual report, (iv) less £73 million being the proceeds from options and cash proceeds from shares held in trusts as per S&N's 2006 annual report, and (v) book value of minority interests in joint ventures of £77 million and book value of minority interests in associates of £1 million sourced from S&N's 2006 annual report.
- S&N's 2006 EBITDA of £715 million is sourced from S&N's 2006 annual report

Lehman Brothers Europe Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser and corporate

broker to the Consortium and Carlsberg and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Carlsberg for providing the protections afforded to clients of Lehman Brothers Europe Limited nor for providing advice in relation to this announcement or any matter referred to herein.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Consortium and Heineken and no one else in connection with the possible offer and will not be responsible to anyone other than the Consortium and Heineken for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to this announcement or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of S&N, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of S&N, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of S&N by Carlsberg or Heineken or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

This announcement is not intended to and does not constitute or form part of an offer or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction.

Heineken N.V. ("Heineken") and Carlsberg A/S ("Carlsberg")

Consortium Urges S&N to Engage

Amsterdam, 31 October 2007 – Heineken and Carlsberg (the "Consortium") note the announcement earlier today by Scottish and Newcastle plc ("S&N") of its initiation of arbitration proceedings with respect to alleged breaches by Carlsberg of the BBH Shareholders' Agreement.

The Consortium also notes that Carlsberg has squarely refuted these claims in its response.

Rather than pursuing this legal distraction, the Consortium urges the Board of S&N to engage with the Consortium with a view to progressing its proposal which is aimed at delivering certain cash value to S&N shareholders.

The Consortium continues to believe its proposal at 720p per share in cash represents a compelling and deliverable proposition for S&N shareholders at a value that is significantly in excess of the standalone independent value of S&N.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 5239 590
investors@heineken.com

Financial adviser and Corporate Broker to the Consortium and to Heineken
Credit Suisse
Bertrand Facon
Stuart Upcraft
James Leigh Pemberton (Corporate Broking)
Tel: +44 20 7888 8888

Lehman Brothers Europe Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser and corporate broker to the Consortium and Carlsberg and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Carlsberg for providing the protections afforded to clients of Lehman Brothers Europe Limited nor for providing advice in relation to this announcement or any matter referred to herein.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Consortium and Heineken and no one else in connection with the possible offer and will not be responsible to anyone other than the Consortium and Heineken for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to this announcement or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Scottish & Newcastle plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Scottish & Newcastle plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Scottish & Newcastle plc by Carlsberg or Heineken or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END